SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8 (A) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

A.	Name:	Separate Account VA FF

B.	Address of Principal Business Office (Number and Street, City, State, Zip Code):

4333 Edgewood Road N.E. Cedar Rapids, Iowa 52499-0001

C.	Telephone Number (including area code):

(319) 355-8511

D.	Name and address of agent for service of process:

Robert F. Colby, Esq. 4 Manhattanville Road Purchase, NY 10477

E.	Copy to:

Darin D. Smith, Esq. 4333 Edgewood Road N.E. Cedar Rapids, Iowa 52499-0001

F.	Copy to:

Stephen Roth, Esq. Sutherland, Asbill & Brennan 1275 Pennsylvania Avenue N.W. Washington, D.C. 20004-2415

F.	Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes ☑           No ☐
Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Cedar Rapids, and State of Iowa this 16th day of December, 2009.

(SEAL)	Separate Account VA FF (Name of Registrant)
	By:	Transamerica Life Insurance Company (Name of Depositor)

	By:	/s/ Brenda K. Clancy
Brenda K. Clancy
		Title:	President

ATTEST:
By:	/s/ Darin D. Smith
Darin D. Smith
Vice President Transamerica Life Insurance Company